Exhibit 99.1

SGOCO Group, Ltd. Announces Acquisition of Century Skyway Limited

Hong Kong, May 8, 2017 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution, and brand development in the display and computer product market in China as well as energy saving products and services worldwide, today announced that the acquisition of 100% of the issued share capital of Century Skyway Limited ("CSL"), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Full Linkage Limited (the "Vendor").

CSL is principally engaged in VR device and technologies research and development. Its development center and main researchers are in Shenzhen China. CSL’s R&D team has extensive experience and expertise in the VR industry. The R&D team cooperated with Razer to develop Open-Source Virtual Reality ("OSVR") product aimed at VR-Gaming. The OSVR product was on display at the 2017 US CES exhibition in Las Vegas in January, 2017.

CSL develops VR technology and applies them on VR device. CSL’s VR technology applies to VR Head-mounted display ("HMD") which can reduce the number of cables needed for a VR signal/data link between HMD and the source unit. It’s also use ultrasound to calibrate VR devices’ attitude without user’s intervention.

Regarding the acquisition of CSL, Mr. Xie Shi Bin, Chief Executive Officer of SGOCO commented, "We are increasing our investment in new information technologies in order to rapidly grow one of our core product segments. We believe this acquisition will accelerate our transition from a traditional computer and flat screen company to a new information technology, 3D and virtual reality technical company. We are excited the new business opportunities brought forth through this acquisition which will help us to generate additional revenue and eventually contribute to sustainable profitability for the Company."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market as well as energy saving products and services. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com.

For investor and media inquiries, please contact:
SGOCO Group, Ltd.
Tony Zhong
Vice President of Finance
Tel: +852 3610 7777

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.